Robert C. Bruce
c/o Oakmont Advisory Group, LLC
P.O. Box 8181
Portland, ME 04104

June 27, 2014

Via email delivery

Mr Tian Bao Wang
CEO and Chairman of the Board
Lihua International, Inc.
Houxiang Five-Star Industry District
Danyang City, Jiangsu Province
People's Republic of China 212312

Re: Resignation from the Board of Directors of Lihua International, Inc.

Dear Mr. Wang,

I am writing to tender my resignation as a member of the Board of Directors of Lihua International, Inc. (the "Company" or ''Lihua"), effective immediately. I have reached this difficult decision as a result of a conclusion that there is a substantial disagreement between me and the Company regarding the appropriate action of the Company with respect to an independent investigation (the "Investigation") of: the allegations of possible illegal activity made against the Company's former Chairman and CEO, Mr. Jian Hua Zhu ("Mr. Zhu"); the circumstances surrounding the transfer of the 44% ownership stake controlled by Mr. Zhu to Power Apex Holding Limited ("Power Apex", a company you are associated with); and the operational and financial status of the Company's two China-based operating subsidiaries.

As you are aware, the Board of Directors has previously authorized the Audit Committee to undertake the Investigation, and the Audit Committee has signed an engagement letter with McDermott Will & Emery LLP ("MWE") to conduct the Investigation on behalf of the Audit Committee Unfortunately, MWE has not been able to undertake more than a preliminary inquiry into the questions at hand because the Company has not funded the retainer required under the MWE engagement letter.

In order to carry out my duties as an Independent Director and Chairman of the Audit Committee, I believe that it is critical that I have access to accurate information regarding the finances and operations of the Company. This is especially true given the troubling allegations and events that have arisen over the past two months. In my opinion, funding and otherwise supporting the Investigation should have been and continues to be the highest priority for the Company. Failure to fund the Investigation has resulted in a continuing near-total lack of verifiable Information regarding the allegations against Mr. Zhu, the circumstances

Mr. Tian Bao Wang
June 27, 2014

of the share transfer to Power Apex, and the operational and financial condition of the Company's China-based subsidiaries. As a result, the Company's ability to make accurate and complete disclosures to Investors and regulatory bodies has been severely hampered, and my ability as a Director to make decisions as a fiduciary for all of the Company's shareholders and other corporate constituents has been impeded.

I believe our differing views on the critical question of whether to fund and support the Investigation represent a fundamental disagreement that I have with the Company relating to a matter of operation, policy or practice. Therefore, I believe I have no choice but to tender my resignation, effective immediately, and note that this letter should be filed as an exhibit as part of the Company's required report under Item 5.02 of SEC form 8-K.

Sincerely,
Robert C. Bruce

Cc:          Mr. Jonathan Serbin, Director
Mr. Kelvin Lau, Director
Mr. Ming Zhang, Director
Ms. Daphne Huang, Chief Financial Officer
Ms. Xue Yang, Secretary